Filed by National Penn Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: National Penn Bancshares, Inc.

(Commission File No. 000-22537-01)

Form S-4 File No. 333-207147

News Release

National Penn Bancshares, Inc. Shareholders

Approve Merger with BB&T Corporation

Allentown, Pa. December 16, 2015 — Shareholders of National Penn Bancshares, Inc. (Nasdaq: NPBC) voted today to approve the agreement and plan of merger under which National Penn will merge with and into BB&T Corporation (NYSE: BBT).

“We are very pleased that National Penn shareholders have overwhelmingly supported the merger with BB&T. Partnering with a community focused institution such as BB&T will benefit our shareholders, employees, customers and communities,” said Scott V. Fainor, president and CEO, National Penn.

Completion of the merger is subject to customary closing conditions, including receipt of necessary regulatory approvals.

Investor Contact:	Michael J. Hughes
(484) 709-3305 or michael.hughes@nationalpenn.com

Media Contact:	Jacklyn Bingaman
(610) 674-1325 or jacklyn.bingaman@nationalpenn.com

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About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc., with approximately $9.6 billion in assets, is a bank holding company headquartered in Allentown, Pennsylvania. National Penn Bank operates 124 branch offices throughout Pennsylvania, New Jersey and Maryland.

National Penn’s financial services affiliates and divisions include its National Penn Investors Trust Company division; Institutional Advisors LLC; and National Penn Insurance Services Group, Inc.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol “NPBC”. Please visit our Web site at www.nationalpennbancshares.com to see our regularly posted material information.

Cautionary Statement Regarding Forward-Looking Information

This release contains forward-looking information about National Penn Bancshares, Inc. (“National Penn”) that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,”

“may,” “will,” “should,” “project,” “could,” “plan,” “goal,” “potential,” “pro forma,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of announced transactions, and statements about the future performance, operations, products and services of National Penn and its subsidiaries. National Penn cautions readers not to place undue reliance on these statements.

National Penn’s business and operations are subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: Risks, uncertainties and other factors relating to the merger of National Penn with and into BB&T Corporation (“BB&T”), including the ability to obtain regulatory approvals and meet other closing conditions to the merger and delay in closing the merger, difficult conditions in the capital markets and the economy generally, regulatory requirements or other actions mandated by National Penn’s regulators, recent and ongoing changes to the state and federal regulatory schemes under which National Penn and other financial services companies operate (including the Dodd-Frank Act and regulations adopted or to be adopted to implement that Act), delayed improvement in the credit quality of loans, the effect of credit risk exposure, the ability to strategically manage our capital position and to raise capital, allowance for loan losses may prove inadequate, variations in interest rates, the geographic concentration of National Penn’s operations, declines in the value of National Penn’s assets and the effect of any resulting impairment charges, competition for personnel and from other financial institutions, interruptions or breaches of National Penn’s security systems, the development and maintenance of National Penn’s information technology, potential dilution of National Penn’s shareholders, the ability of National Penn and its subsidiaries to pay dividends, severe weather and natural disasters, and the nature and frequency of litigation and other similar proceedings to which National Penn may be a party. These risks and others are described in greater detail in National Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as well as in National Penn’s Quarterly Reports on Form 10-Q and other documents filed by National Penn with the Securities and Exchange Commission (“SEC”) after the date thereof. National Penn makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T has filed with the SEC a Registration Statement on Form S-4, as amended, that includes a Proxy Statement of National Penn and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF NATIONAL PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and National Penn, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About BB&T” and then under the heading “Investor Relations” and then under “BB&T Corporation’s SEC Filings” or from National Penn at www.nationalpennbancshares.com under the heading “SEC Filings” and then under “Documents”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, PA 18101, Attention: Shareholder Services, Telephone: (610) 861-3983.